Bay Area Initiative

BAY AREA ECONOMIC IMPACT OF INVESTMENTS

(2020 – Present)

3 Number of Projects	$88.5M HIT Investment Amount	$223.8M Total Development Cost	347 Housing Units Created or Preserved	202 Low and Moderate Income Housing Units
$484.0M Total Economic Impact	1.4M Hours of Construction Work Generated	2,412 Total Jobs Created	$80.3M State, Local and Federal Tax Revenue Generated	58% Percent Affordable

Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of December 31, 2023. Economic impact data is in 2022 dollars and all other figures are nominal.